Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

September 30, 2013

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:	Lincoln Variable Insurance Products Trust (the “Trust”) on behalf of

LVIP American Century VP Mid Cap Value RPM Fund

LVIP ClearBridge Variable Appreciation RPM Fund

LVIP ClearBridge Variable Equity Income RPM Fund

LVIP Franklin Mutual Shares Securities RPM Fund

LVIP Invesco V.I. Comstock RPM Fund

LVIP Invesco V.I. Equity and Income RPM Fund

LVIP SSgA International RPM Fund

LVIP VIP Mid Cap RPM Portfolio (each a “Fund”)

File No. 811-08090

Form N-1A Filed July 19, 2013

Dear Mr. Zapata:

This letter responds to your comments made during a telephone conversation on August 29, 2013 regarding the above-referenced filing for the Trust. Your comments are summarized below in bold font. The Trust’s response to each comment is below and in plain text.

1)	Underlying Funds have derivatives exposure. Explain how these derivatives are valued with respect to a Fund’s 80% policy.

Response: Each Fund values its shares of any Underlying Fund based on the published net asset value per share of such Underlying Fund. Derivatives used in a Fund’s notional amounts are not used to meet the 80% threshold.

2)	Where a Fund has only one Underlying Fund, references to a fund-of-funds investing in “other mutual funds” could be confusing since each Fund invests only in one Underlying Fund. Please clarify.

Response: The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

3)	Please confirm that the Funds meet the diversification test of §817 of the Internal Revenue Code.

Response: Confirmed.

4)	Include the market capitalization range for the Russell index in the summary prospectus for LVIP American Century VP Mid Cap Value RPM Fund.

Response: The requested revision has been made.

5)	For LVIP ClearBridge Variable Appreciation RPM Fund and LVIP ClearBridge Variable Equity Income RPM Fund, no discussion of derivatives strategies is included in the summary prospectus, but such discussion is included in their statutory prospectuses. In particular, there is disclosure in the summary prospectus of only exchange-traded futures, but not of other derivatives. Please explain or revise.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. Thus, where, as with this Fund, an underlying fund’s prospectus includes in only specific locations disclosure about derivatives generally, the Fund’s disclosure will generally match.

However, because each Fund also invests in a risk-management overlay that uses exchange-traded futures, each Fund’s disclosure prominently discloses the particular risks of exchange-traded futures, as well as any other derivatives disclosure warranted by its indirect exposure to such investments by way of the underlying fund.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

6)	For LVIP ClearBridge Variable Appreciation RPM Fund, underlying fund principal investment strategies should be disclosed in the prospectus summary.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. This Fund’s prospectus and prospectus summary include all investment strategy disclosure that is included in the equivalent sections of its underlying fund’s prospectus.

7)	For LVIP Invesco V.I. Comstock RPM Fund and LVIP Invesco V.I. Equity and Income RPM Fund, include numbers in the fee tables.

Response: The requested revision has been made.

8)	Explain why, for LVIP Invesco V.I. Equity and Income RPM Fund, parenthetical disclosure is provided about their tenures with predecessor funds.

Response: This information is provided by the underlying funds. We understand that disclosing this information may help shareholders gauge the experience of the portfolio managers, which experience includes acting in similar capacities for predecessor funds whose performance is reflected in that of the underlying fund.

9)	For LVIP Invesco V.I. Comstock RPM Fund and LVIP Invesco V.I. Equity and Income RPM Fund, please confirm whether liquidity should be separately listed as a principal risk.

Response: Liquidity risk is disclosed as a separate risk where it should be so disclosed. The Funds periodically reevaluate the relative weighting of each risk and revise their disclosure accordingly.

10)

For LVIP Invesco V.I. Comstock RPM Fund and LVIP Invesco V.I. Equity and Income RPM Fund, in the discussion of derivatives risks, it says risk includes options and swaps. However, the principal investment section of LVIP Invesco V.I. Comstock RPM Fund includes no discussion of options or swaps, and the principal investment section of LVIP Invesco V.I. Equity and

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Income RPM Fund includes no discussion of swaps. Please ensure these sections are consistent.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. This Fund’s prospectus and prospectus summary include all investment strategy disclosure that is included in the equivalent sections of its underlying fund’s prospectus.

11)	For LVIP Invesco V.I. Comstock RPM Fund and LVIP Invesco V.I. Equity and Income RPM Fund, review underlying fund use of derivatives and amend principal investment strategies to conform to the guidance published by the Division of Investment Management.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. This Fund’s prospectus and prospectus summary include all investment strategy disclosure that is included in the equivalent sections of its underlying fund’s prospectus.

12)	For LVIP Invesco V.I. Equity and Income RPM Fund, disclose the list of income producing equity investments in the statutory prospectus in the same portion of the prospectus summary.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. This Fund’s prospectus and prospectus summary include all investment strategy disclosure that is included in the equivalent sections of its underlying fund’s prospectus.

13)	For the LVIP Franklin Mutual Shares Securities RPM Fund, confirm or update the AFFE numbers that are bracketed.

Response: The requested revision has been made.

14)	For the LVIP Franklin Mutual Shares Securities RPM Fund, underlying fund derivatives strategies are not summarized in the summary section. Please include them.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. Thus, where, as with this Fund, an underlying fund’s prospectus includes in only specific locations

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

disclosure about a specific investment strategy, the Fund’s disclosure will generally match.

15)	For the LVIP Franklin Mutual Shares Securities RPM Fund, add arbitrage strategy language to the prospectus summary investment strategy section.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. Thus, where, as with this Fund, an underlying fund’s prospectus includes in only specific locations disclosure about a specific investment strategy, the Fund’s disclosure will generally match.

16)	Please confirm that liquidity risk is not required to be disclosed as a separate risk.

Response: Confirmed.

17)	For the LVIP VIP Mid Cap RPM Portfolio, please confirm that the name “Fidelity” is not meant to be in the name of the Fund. Please also confirm that the double reference to “VIP” is intentional.

Response: Confirmed.

18)	For the LVIP VIP Mid Cap RPM Portfolio, add to principal investment strategy the types of equity securities other than common stock in which the underlying fund can invest.

Response: The requested revision has been made.

19)	For the LVIP VIP Mid Cap RPM Portfolio, give the capitalization range of the relevant indexes in both the summary section and the statutory prospectus.

Response: Each Fund invests most of its assets in an underlying fund. Each Fund relies on its underlying fund’s prospectus disclosure for information on the underlying fund’s principal investment strategies and risks. Thus, where, as with this Fund, an underlying fund’s prospectus includes in only specific locations disclosure about a specific investment strategy, the Fund’s disclosure will generally match. In addition, the Fund’s prospectus notes that the size of the companies in each index changes with market conditions and the composition of the index, and that the underlying fund may invest its assets in companies with market capitalizations smaller or larger than those of companies in the index.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

20)	For the LVIP VIP Mid Cap RPM Portfolio, disclose information about futures and ETF investments to the summary section.

Response: The requested revision has been made.

21)	For all series, provide all remaining financial information.

Response: The requested revision has been made.

22)	Please provide the Tandy representations.

Response: The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at 484-583-8711. Thank you for your assistance.

Very Truly Yours,

/s/ Sam Goldstein

Samuel K. Goldstein

Senior Counsel – Funds Management

484-583-8711

sam.goldstein@lfg.com

cc:	Jill R. Whitelaw, Esq., Chief Counsel –Funds Management